UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-29712

DOREL INDUSTRIES INC.
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1255 Greene Avenue, Suite 300, Westmount, Quebec, Canada H3Z 2A4
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Class B Subordinate Voting Shares
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR240.12d2-2(a)(1)

☐ 17 CFR240.12d2-2(a)(2)

☐ 17 CFR240.12d2-2(a)(3)

☐ 17 CRF240.12d2-2(a)(4)

☐ Pursuant to 17 CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on Exchange.

☒ Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934 Dorel Industries Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date:	March 19, 2007	By:	/s/ Frank Rana
			Name:	Frank Rana
			Title:	Vice-President, Finance and Assistant Secretary